Mail Stop 6010
      April 4, 2006

VIA U.S. MAIL AND FACSIMILE (574) 293-6146

Vinod Khilnani
Chief Financial Officer
CTS Corporation
905 West Boulevard North
Elkhart, IN  46514


      Re:	CTS Corporation
		Form 10-K for the year ended December 31, 2005
      Filed February 27, 2006
		File No. 001-04639

Dear Mr. Khilnani:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Exhibit 13

Management`s Discussion and Analysis of Financial Condition and
Results of Operation

Overview, page 1
1. We see that you present a non-GAAP measure of adjusted earnings per share in MD&A. We see that this measure excludes the impact of tax repatriation and reversal of tax reserves and gains on sales of assets. Since we see that gains on sales of assets occurred in both
2005 and 2004, it is not clear that your disclosures fully comply with S-K Item 10(e) and Question 8 to the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. As set forth in the
FAQ, while there is no per se prohibition against removing a recurring item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Accordingly, in future filings please either remove the non-GAAP measure from your MD&A or tell us why it is appropriate to present a performance measure excluding the effects of the gains on sale and provide all of the disclosures required by Item 10(e) of Regulation
S-K, and Question 8 of the FAQ. Show us how you plan to implement this comment.
2. As a related matter, under S-K Item 10(e)(1)(ii)(B) you should not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual when it is reasonably likely that you may incur a similar gain or loss within two years or where you actually incurred a similar gain or loss within the prior two years. With respect to the gains on real estate and equipment, please describe your consideration of that guidance.
We see, for instance, that you plan to close a facility in Indiana in
2006. Accordingly, it is not clear why it is not reasonably likely that similar gains or losses might not be realized in 2006.
3. Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are included in a filing with the Commission the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles. The bulleted highlight disclosing non-GAAP earnings per share does not appear to meet that requirement.
Presuming you can support inclusion of the non-GAAP measure, please appropriately revise future filings to better comply with this guidance.


Critical Accounting Policies, page 3
4. Please expand future filings to disclose the bases for the significant assumptions used in measuring stock-based compensation.
For instance, we see that expected volatility used for Black-Scholes purposes decreased from 65% in 2004 to 52% in 2005 and that the expected life of your options also significantly decreased. Please make disclosure about methods and assumptions and about reasons for changes in those methods and assumptions from period to period. Please refer to SAB Topic 14.D.1 and 14.D.2, SEC Release No. FR-60 and Section V, "Critical Accounting Estimates," in SEC Release No. FR-72.

Results of Operations, page 5
5. We see that your pension plans generate income as opposed to expense and that the amounts involved have historically been material to pre-tax earnings. It is unusual for pension plans to generate income. In future filings, where material, please clearly identify amounts of income derived from pension accounting. Please also address reasons for that income and reasons for changes in the level
of that income from period to period.   As a related matter, tell
us
why the actual return on plan assets in 2005 varied so significantly from the expected return and make appropriate disclosure in future filings.

Free Cash Flow, page 10
6. We note the discussion of a non-GAAP measure titled "free cash flow." Please expand future filings to more fully comply with the disclosure guidance from Questions 8 and 13 of the FAQ Regarding the
Use of Non-GAAP Measures dated June 13, 2003. Please expand to explain in greater detail:
* the substantive reasons why management believes the non-GAAP measure provides useful information to investors;
* the specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;
* the economic substance behind management`s decision to use the measure; and
* the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, including the manner in which management compensates for these limitations when using the non-GAAP measure.



Consolidated Financial Statements

Consolidated Balance Sheets, page 17
7. We note from page 13 that the 6.5% Debentures contain a put option which allows the debt holders to accelerate maturity of the debentures anytime after April 2005. Please tell us why the outstanding balance of those debentures should not be presented as a current liability.

Note G.  Debt, page 27
8. We note that you have convertible 2.1% senior subordinated debentures, due in 2025 and convertible 6.5% subordinated debentures, due in 2007. It also appears that you may incur liquidated damages or penalties pursuant to registration rights agreements under certain circumstances. Please refer to the guidance provided in the Division of Corporation Finance`s Current Accounting and Disclosure Issues Outline at http://www.sec.gov and address the following:
* Please ensure that future filings fully and clearly disclose all material terms of the convertible notes, including but not limited to, the conditions under which you or the holder may convert into common shares, the conversion rate and all conditions that may result in adjustments to that rate, any conditions under which you or the holder may accelerate payment of the notes, the interest rate and the conditions that result in adjustments to that rate. Likewise, please clearly describe the material terms of the registration rights agreements, including the conditions under which you would incur liquidated damages and disclosure about how those damages may be satisfied under the agreements.
* Tell us how you have considered the guidance provided in EITF
05-4
The Effect of a Liquidated Damages Clause on a Freestanding
Financial
Instrument Subject to Issue No. 00-19 in concluding how to account for these instruments. While we note that the EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement and in considering whether you are required to bifurcate the conversion option from the debt host.
* Tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether any of the features of the convertible notes, including for example, the conversion feature, are embedded derivatives that you should separate from the debt host, record as liabilities and account for at fair value under SFAS 133. Please provide us with your analysis of any such features under paragraphs
12-32 of EITF 00-19.
      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3605 if you have questions.  In this regard, please do not
hesitate to contact Brian Cascio, Accounting Branch Chief, at
(202)
551-3664 with any other questions.


      Sincerely,



      Gary Todd
      Reviewing Accountant

Mr. Khilnani
CTS Corporation
April 4, 2006
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